June 11, 2010
Via EDGAR
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	ConocoPhillips
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Schedule 14A Filed March 31, 2010
Response Letter Dated April 15, 2010
File No. 001-32395
Dear Mr. Schwall:
Our responses to the comments raised in your letter dated May 27, 2010, are set forth below. The Staff’s comments are shown in bold followed by our responses.
Form 10-K for Fiscal Year Ended December 31, 2009
Financial Statements
Note 6 — Investments, Loans and Long-Term Receivables
Lukoil, page 89
1.	We note your response to our prior comment number seven and that you are changing your method of recording the earnings from your investment in LUKOIL. Your response indicates that LUKOIL is now able to consistently provide financial information more timely than was capable in prior periods. Please explain further, why you believe it is preferable to change your accounting for your earnings of LUKOIL to a one quarter lag basis, given the receipt of more timely LUKOIL financial information.

Response: In our Form 10-Q for the first quarter of 2010, we disclosed the background information and an explanation of why this change in accounting principle was preferable, as required by FASB Accounting Standards Codification (ASC) Topic 250, “Accounting Changes

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and Error Corrections,” section 250-10-50-1a. The disclosure was made in Note 2 — Changes in Accounting Principles, in the Notes to Consolidated Financial Statements.

For the Staff’s additional information, we deemed the 93-day rule a critical factor in determining the initial accounting approach to recording our equity earnings from LUKOIL, as well as the decision to change to a one-quarter lag approach. Although both ConocoPhillips and LUKOIL have fiscal year-ends of December 31, LUKOIL’s U.S. GAAP financial information is not available in time for ConocoPhillips to record its equity share on a current-quarter basis. Thus, at the time of our initial investment in LUKOIL in the fourth quarter of 2004, we had to decide on the appropriate basis to recognize the effect of this timing difference.

FASB ASC Topic 323, “Investments — Equity Method and Joint Ventures,” provided this guidance in 323-10-35-6:
“If financial statements of an investee are not sufficiently timely for an investor to apply the equity method currently, the investor ordinarily shall record its share of the earnings or losses of an investee from the most recent available financial statements. A lag in reporting shall be consistent from period to period.”
At the time we had to apply this guidance (the fourth quarter of 2004), we knew that LUKOIL’s fourth quarter earnings would not be available until after we had filed our first quarter 2005 Form 10-Q. Thus, the lag required to apply ASC Topic 323-10-35-6 would have been a two-quarter lag. The appropriateness of a two-quarter lag within the context of consolidation is addressed by the SEC in Regulation S-X 3A-02(b)(1):
“(b) Different fiscal periods: Generally, registrants shall not consolidate any entity whose financial statements are as of a date or for periods substantially different from those of the registrant. Rather, the earnings or losses of such entities should be reflected in the registrant’s financial statements on the equity method of accounting. However: (1) A difference in fiscal periods does not of itself justify the exclusion of an entity from consolidation. It ordinarily is feasible for such entity to prepare, for consolidation purposes, statements for a period which corresponds with or closely approaches the fiscal year of the registrant. Where the difference is not more than 93 days, it is usually acceptable to use, for consolidation purposes, such entity’s statements for its fiscal period. Such difference, when it exists, should be disclosed as follows: the closing date of the entity should be expressly indicated, and the necessity for the use of different closing dates should be briefly explained. Furthermore, recognition should be given by disclosure or otherwise to the effect of intervening events which materially affect the financial position or results of operations.”
Although this guidance is specifically for consolidated subsidiaries, the SEC Staff expressed the view at the AICPA International Practices Task Force Meeting on November 21, 2000, that there was no particular reason why the 93-day rule used in the consolidation literature should not apply to equity investees. Since the Staff guidance discouraged the use of a two-quarter lag to record our equity share of LUKOIL’s actual results, the Company decided to initially apply an accounting policy selection of estimating LUKOIL’s current-quarter earnings to result in a comparable reporting period with that of ConocoPhillips.

Subsequent to our initial investment in LUKOIL in 2004, LUKOIL made significant progress in releasing its U.S. GAAP financial statements on a more timely basis. In April 2008, LUKOIL for the first time released their fourth quarter and annual financial statements on a basis sufficiently timely for ConocoPhillips to record its equity share within the normal quarter-end closing

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schedule, and thus LUKOIL’s fourth-quarter results could have been recorded on a one-quarter lag basis and satisfied the 93-day rule. Before initiating a change in accounting principle to move to a one-quarter lag basis, we believed it prudent to wait another year to determine if LUKOIL could again demonstrate this sufficiently timely schedule of delivering their fourth-quarter results. When in fact LUKOIL did demonstrate this again in 2009, we initiated a process to analyze and implement making a change in accounting principle, with an effective date of January 1, 2010.

We believed this change in accounting principle was preferable because it resulted in reporting more reliable financial information (LUKOIL’s actual results versus a ConocoPhillips estimate), while still maintaining relevance (only a one quarter lag, which is acceptable under ASC Topic 323 and SEC guidance). In addition, the earnings from our LUKOIL segment now reflect LUKOIL’s actual earnings. Previously, any quarter’s results in the LUKOIL segment contained both an estimate of current quarter LUKOIL earnings and a prior quarter estimate-to-actual true-up adjustment. The change in accounting method will facilitate an easier-to-understand analysis of our LUKOIL segment and its earnings variance.

In accordance with Item 6.01 of Regulation S-K, our independent registered public accounting firm, Ernst & Young LLP, provided a letter, filed as exhibit 18 to the first quarter 2010 Form 10-Q, in which they concluded that the change in accounting principle was to an acceptable alternative method which, based on ConocoPhillips’ business judgment, was preferable in our circumstances.

Based on the above background analysis and changes in facts and circumstances, we believe this change in accounting principle is preferable, and our independent auditors concurred.
2.	In addition, please address the following related to your investment in LUKOIL:
•	Please provide us with an analysis of what you have historically reported as your earnings from LUKOIL, compared to what you expect to report for prior 2009 quarters, using a one quarter lag basis.
Response: The following table provides an analysis of what we originally reported as equity in earnings from our LUKOIL investment in 2009, compared with the amounts recast to reflect the change in accounting principle.

	As Originally			Effect
Reporting	Reported	As Recast		of Change
Period	($ Millions)	($ Millions)		($ Millions)
1 Q 2009	$42	$0	*	$(42)
2 Q 2009	$678	$234		$(444)
3 Q 2009	$553	$519		$(34)
4 Q 2009	$396	$466		$70
Year 2009	$1,669	$1,219		$(450)

*	Equity earnings from LUKOIL were not recorded in the first quarter of 2009 under the one-quarter lag basis, since our LUKOIL investment was written down in the fourth quarter of 2008 to its fair value at December 31, 2008.

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•	Please provide us with a temporal analysis of your historical reporting process that describes when and what information was customarily received from LUKOIL, prior to your recent change in accounting policy.
Response: ConocoPhillips bases its LUKOIL equity earnings on LUKOIL’s externally published financial information, at the same time this information is released to the public. We do not receive a separate financial reporting package, nor do we receive financial information prior to its public release by LUKOIL. Prior to the accounting change, when LUKOIL published their external financial information, we used this information to “true-up” our earnings estimate recorded in the prior quarter. Since implementing the accounting change, we now use this information to record LUKOIL’s actual results on a one-quarter lag basis.

As discussed in the response to Comment 1 above, LUKOIL’s fourth quarter was the primary reporting period that could not meet the 93-day rule. As a temporal analysis, shown below are the dates LUKOIL’s fourth quarter and annual financial statements were made public:
•	2003 financial statements — June 24, 2004

•	2004 financial statements — May 25, 2005

•	2005 financial statements — May 23, 2006

•	2006 financial statements — April 24, 2007

•	2007 financial statements — April 10, 2008

•	2008 financial statements — April 7, 2009

•	2009 financial statements — March 24, 2010
As noted in Comment 1 above, LUKOIL’s demonstrated ability to deliver their fourth-quarter and full-year results in consecutive years on a basis sufficiently timely for ConocoPhillips to record equity earnings on a one-quarter lag basis supported the change in accounting principle.
•	Please provide us with an understanding of the nature of the information you have historically relied upon as well as an understanding of the process of estimation you used in prior quarters.
Response: Prior to the change in accounting principle, we used an internally developed financial model to estimate LUKOIL’s current-quarter earnings. This model utilized objective, verifiable data, such as broad market indicators (for example, current commodity price and foreign exchange rate indices, monthly export tariff rates and mineral extraction tax rates) and all publicly-available LUKOIL-specific information (for example, prior period financial statements and MD&A, press releases, presentations to analysts, etc.) at the time of the filing of our financial statements. Later, once the difference between actual and estimated results was known, a “true-up” adjustment was recorded in a subsequent quarter. Thus any quarter’s reported results for our LUKOIL segment consisted of our estimate of their current-quarter earnings, plus the true-up adjustment from the previous quarter. Non-recurring items, such as impairments, gains on asset sales and contingencies, which normally were not publicly available, were not included in the model. Although historically not material, these types of non-recurring items could contribute to variability in the amount of the true-up required each quarter. The elimination of this variability supported the improved reliability conclusion made in connection with the accounting change.
•	We note you are expecting to divest up to half of your investment in LUKOIL and you have already begun selling shares in the second quarter. Please tell us how you expect

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the disposal of a portion of your LUKOIL investment will impact your accounting and reporting. Further, given the planned divestment, explain why you believed the change in accounting principle for your equity method investment was necessary.
Response: We do not expect the sale of a portion of our investment in LUKOIL to impact our accounting and reporting for LUKOIL. We will continue to use the equity method of accounting, as the expected size of our share disposition will not impact the key criteria that enable us to exercise significant influence over the operating and financial policies of LUKOIL. We will also continue to report our LUKOIL investment as a separate operating segment under ASC Topic 280, “Segment Reporting.” Even after the reduction in our ownership interest in LUKOIL, this investment will still represent an important part of ConocoPhillips’ portfolio, and the most appropriate accounting method should be applied in determining and reporting our equity share of LUKOIL’s earnings. Given these considerations, the sale of a portion of our investment did not affect the preferability of the change in accounting principle.
Schedule 14A Filed March 31, 2010
General
3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: ConocoPhillips has considered the risks associated with each of its executive and broad-based compensation programs and policies. As part of the analysis, the Company considered the performance measures used and described under the section entitled “Measuring our Performance under our Compensation Programs” beginning on page 51 of the Company’s Proxy Statement, as well as the different types of compensation, the varied performance measurement periods and the extended vesting schedules utilized under each incentive compensation program for both executives and employees generally. As a result of this review, the Company concluded the risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. As part of the Board’s oversight of the Company’s risk management programs, the Human Resources and Compensation Committee (HRCC) conducts an annual review of the risks associated with the Company’s executive and broad-based compensation programs. In 2009, the Audit and Finance Committee, the HRCC’s independent compensation consultant and the Company’s compensation consultant also participated in this review. The HRCC’s independent consultant and the Company’s compensation consultant noted their agreement with management’s conclusion that the risks arising from the Company’s compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company. As a result, the Company concluded that no disclosure was required in response to Item 402(s) of Regulation S-K.
Human Resources and Compensation Committee Report, page 42
4.	We note your reference to “other work performed for the Company by Towers Perrin,” which is the Committee’s compensation consultant. Please explain to us your analysis as to whether disclosure of the fees paid for this other work is required under Item 407(e)(3)(iii) of Regulation S-K.

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Response: Disclosure of the fees paid for services provided by Towers Perrin, other than their services as the independent consultant to the HRCC, was not required under Item 407(e)(3)(iii) of Regulation S-K due to the fact that fees for such services did not exceed $120,000 in 2009. We note this in the Compensation Discussion and Analysis (CD&A) under the section entitled “Independent Consultants” beginning on page 46 of the Company’s Proxy Statement as follows:
“The fees for all services provided by Towers Perrin, other than their services as an independent consultant to the Committee, did not exceed $120,000 in 2009.”
Compensation Discussion and Analysis
Performance-Based Pay Programs, page 47
5.	We note your statement here and elsewhere in your CD&A discussion with regard to the Human Resources and Compensation Committee’s “discretion to adjust” awards. In each instance where you reference discretion, please clarify whether the discretion is upwards, downwards, or both ways. Also, clarify whether adjustments have actually been made, and in each case whether the adjustments were upward or downward. For example, you mention on page 56 that “the Committee approved individual performance adjustments of between 10% and 15% for each of our named executive officers,” but you do not explain the direction of these adjustments. Provide an example of proposed enhanced disclosure. We may have further comments after reviewing your response.

Response: The HRCC retains discretion to adjust awards both upwards or downwards to account for individual performance under each of our three incentive compensation programs: the Variable Cash Incentive Program (VCIP), the Stock Option Program and the Performance Share Program (PSP). In the case of the Stock Option Program, we discuss our ability to exercise discretion to adjust awards both up and down on page 48 of the CD&A under the section entitled “Performance-Based Pay Programs.” We do not specifically note we may exercise both positive and negative discretion in the context of VCIP and PSP awards. As a result, we propose the following revisions to our disclosures in future proxy statements (revised text noted in bold):

Under the section entitled “Performance-Based Pay Programs, Annual Incentive” currently on page 48 of the Company’s Proxy Statement:
“The HRCC has discretion to adjust the base award up or down based on individual performance and makes its decision on individual performance adjustments based on the input of the CEO for all Named Executive Officers (other than for himself).”
Under the section entitled “Performance-Based Pay Programs, Performance Share Program” currently on page 48 of the Company’s Proxy Statement:
“Each executive’s individual award under PSP is subject to a potential positive or negative performance adjustment at the end of the performance period”.
As discussed in the CD&A section entitled “An Analysis of Compensation Paid to Our Executives” beginning on page 54 of the Company’s Proxy Statement, we note no discretion was applied to the 2009 Stock Option Program awards and that individual discretion was exercised with respect to 2009 VCIP awards and awards for the PSP period ending in 2009. In each case, the discretionary adjustments were positive. In light of the Staff’s comments, in the future the

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Company will explicitly state whether any such discretionary adjustment was positive or negative.
6.	Your disclosure about performance criteria for the Variable Cash Incentive Program and the Performance Share Program in CD&A differs from the discussion in footnotes (3) and (5) to the Summary Compensation Table. In the footnotes, you identify what you describe as a “second set of threshold criteria” that establish maximum amounts of possible payouts, with the HRCC then using downward discretion under Section 162(m) to establish actual award amounts. Since this appears to be a significant structural aspect of your PSP and VCIP, please enhance your CD&A discussion to address it and explain the rationale for this approach. Provide an example proposed enhanced disclosure. We may have further comments after reviewing your response.

Response: The performance measures and methodology described in footnotes (3) and (5) to the Summary Compensation Table are designed to meet requirements for deductibility of compensation under section 162(m) of the Internal Revenue Code. We consider these aspects of the programs to be immaterial. Nonetheless, to address the Staff’s comment, we propose including the following additional disclosure in the CD&A in future proxy statements:
“In order for a Named Executive Officer to receive any award under either VCIP or PSP, certain threshold criteria must be met. This tier of performance measure and methodology is designed to meet requirements for deductibility of such awards under section 162(m) of the Internal Revenue Code. Pursuant to this tier, maximum payments for the performance period under VCIP and PSP are set, but they are subject to downward adjustment through the application of the generally applicable methodology for VCIP and PSP awards previously discussed, so this effectively establishes a ceiling for VCIP and PSP payments to each Named Executive Officer. Performance criteria for the 2009 program year differed between the two programs, due primarily to VCIP being a one-year program while PSP is a three-year program. For VCIP, the criteria required that the Company meet one of the following measures as a threshold to an award being made to any Named Executive Officer: (1) Top two-thirds of specified companies in improvement in return on capital employed (adjusted net income); (2) Top two-thirds of specified companies in total stockholder return; (3) Top two-thirds of specified companies in cash per barrel-of-oil-equivalent; or (4) Cash from operations (normalized to assumptions made in our budgeting process as to price for oil equivalents and excluding non-cash working capital) of at least $8 billion. For PSP, the criteria for the 2009 program year required that the Company meet one of the following measures as a threshold to an award being made to any Named Executive Officer: (1) Top two-thirds of specified companies in improvement in return on capital employed (adjusted net income); (2) Top two-thirds of specified companies in total stockholder return; (3) Top two-thirds of specified companies in cash per barrel-of-oil-equivalent; or (4) Cash from operations (normalized to assumptions made in our budgeting process as to price for oil equivalents and excluding non-cash working capital) of at least $30 billion. In both cases, the specified companies for comparison were ConocoPhillips, BP, Chevron, ExxonMobil, Royal Dutch Shell, and Total. The performance criteria for this purpose are set by the HRCC and may change from year to year, although the criteria must come from a list of possible criteria set forth in the shareholder-approved 2009 Omnibus Stock and Performance Incentive Plan. The award ceilings are also set by the HRCC each year, although they may not exceed limits set in the shareholder-approved 2009 Omnibus Stock and Performance Incentive Plan. Determination of whether the criteria are met is made by the HRCC after the end of

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each performance period. Since the merger of companies that created ConocoPhillips in 2002, threshold criteria have always been met and the ceiling has never been reached.”
Performance Share Program, page 48
7.	We note your reference here to “the PSP’s extended restricted stock unit holding periods.” Please enhance your CD&A disclosure to explain what the holding periods are and the reasons for selecting these periods. Also, it appears from footnote (6) on page 69 that you altered the terms of the holding periods for performance periods beginning in 2009. Please explain in your CD&A the change that was made and the reasons for making the change. Provide an example of proposed enhanced disclosure. We may have further comments after reviewing your response.

Response: In response to the Staff’s comment, we would respectfully direct the Staff to the CD&A section entitled “Alignment of Interests” beginning on page 45 of the Company’s Proxy Statement, wherein we note the following:
“In addition, we have historically required our executives to hold restricted stock units received under the Performance Share Program, and in predecessor programs, until death, disability, retirement, layoff, or severance after a change in control. The units were generally forfeited if an executive voluntarily left the Company’s employ when not retirement eligible. We were informed by our compensation consultants that this was a highly unusual feature. In light of this fact, the Committee considered our programs and determined, for performance periods beginning in 2009, restrictions on restricted stock unit awards will lapse five years from the anniversary of the issuance of the units although Senior Officers may elect to defer the lapsing of such restrictions. The Committee believes this change ensures our executives maintain their focus on long-term performance, while also allowing the Company’s programs to be more competitive with those of our peers.”
Other Compensation and Personal Benefits
Defined Benefit Plans, page 50
8.	We note that your CD&A discussion of defined benefit plans is limited to the following two sentences: “We also maintain nonqualified defined benefit plans for our executives. The primary purpose of these plans is to provide benefits that an executive would otherwise lose due to limitations imposed by the Internal Revenue Code on qualified plans.” However, we note from a review of your narrative disclosure under “Pension Benefits” beginning on page 71 that you have a Key Employee Supplemental Retirement Plan (KASRP), which is not mentioned in your CD&A. Furthermore, there are substantial amounts associated with the KASRP; for example, in the table on page 73, a figure of $60,508,043 appears for the present value of Mr. Mulva’s accumulated benefit. Please enhance your disclosure in CD&A to explain the rationale for the KASRP and any other significant benefits that are not currently fully discussed in the CD&A. Provide us with an example of your proposed enhanced disclosure. We may have further comments after reviewing your response.

Response: Although the Key Employee Supplemental Retirement Plan (KESRP) is not mentioned by name in the CD&A, it is the primary nonqualified defined benefit plan referred to in the

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sentence quoted in the Staff’s comment. While we maintain other nonqualified defined benefit plans, none of the current Named Executive Officers was entitled to nonqualified benefits of this type under an arrangement other than KESRP. To address the Staff’s comment, we propose including the following disclosures in future proxy statements:
“With regard to our Named Executive Officers, the only such arrangement under which they are entitled to benefits of this type is the Key Employee Supplemental Retirement Plan (KESRP). This plan is designed to replace benefits that an executive would otherwise lose due to limitations contained in the Internal Revenue Code that apply to qualified plans. The two such limitations that most frequently impact the benefits to employees are the limit on compensation that can be taken into account in determining benefit accruals and the maximum annual pension benefit, which were set at $245,000 and $195,000, respectively, in 2009. The KESRP determines a benefit without regard to such limits, and then reduces that benefit by the amount of benefit payable from the related qualified plan, the CPRP. Thus, in operation the combined benefits payable from the related plans for the eligible employee equal the benefit that would have been paid if there had been no limitations imposed by the Internal Revenue Code. This design is common among our competitors and we believe that lack of such a plan would put the Company at a great disadvantage in attracting and retaining talented executives. Further information on KESRP is provided in the Pension Benefits table and notes.”
Engineering Comment
Notes to Consolidated Financial Statements, page 78
Proved Undeveloped Reserves, page 147
9.	We note response 12 in your April 15, 2010 letter, “...To build central facilities that would process the entire field simultaneously would be neither economic nor environmentally efficient.” Please explain to us the environmental restrictions (and any physical constraints beyond your control) that would prevent you from constructing central facilities sufficient to initiate full field development within the five year window. Address the project criteria presented in Compliance and Disclosure Interpretations Item 108.01 with attention to lost capital from premature termination and the consequences of an investment decision to develop only a portion of the field reserves.

Response: As noted in our initial response letter, we have significant ongoing developments in the Surmont, Foster Creek, and Christina Lake oil sands lease areas. Development of these lease areas or fields is being conducted as a series of phased projects given the massive size of the oil sands resource base. Our proved undeveloped reserves are only associated with projects which have been approved for development, but we anticipate approval of additional project phases with associated reserves in these oil sands operations in the future.

The expected life of the central processing facility that supports an approved SAGD project development is approximately four times longer than the typical well pair life. As such, the initial wells will typically be replaced three or more times to keep the central facility at or near its operating capacity during the life of the project. In contrast, a project in which all well pairs were developed within the first five years would require a central facility and associated infrastructure sufficiently large enough to accommodate all wells associated with the project being onstream at the same time. Thus the central facility’s capacity would need to increase by an estimated factor

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of four to service a development of all project wells within five years. This would create significant environmental concerns, as well as other implications beyond our control, as discussed below.
Environmental Implications
Constructing central facilities to support full project development within five years would significantly multiply the environmental impacts in all three main environmental media: air, land, and water. Specific examples of the impact of full project development within five years include:
•	Would require approximately four times the number of steam generators and related facilities, which would increase water consumption and increase the release of green house gases (GHG), risking compliance with both provincial and federal regulations.

•	Could exceed local air shed thresholds for Criteria Air Contaminants (NOx, SOx, Volatile Organic Compounds, Particulate Matter, ground level ozone).

•	Would result in a four-fold increase in water consumption due to the inability to maximize the inherent “water cycle” of SAGD developments (development of the steam chamber through blow down and water recovery). This in turn would result in four to eight times the waste water generated and the associated disposal issues.

•	Would mean that virtually all production well pads would be on the landscape at the same time, rather than staged in sequence as is currently the case. This would provide little or no opportunity for progressive reclamation or maintaining a smaller “footprint” as one area is reclaimed while another is built out. Such a landscape footprint could also greatly increase the probability of extirpation (local extinction) of several currently listed endangered and threatened species and a severe reduction in other species.

•	Could exceed acid deposition levels for regional soils.

•	The associated intensive road network would have a noticeable negative impact on surface waters and aquatic life. For example, alteration of the surface drainage pattern, increased erosion and sedimentation, and barriers to fish migration from roads is one of the principle causes of adverse impacts to aquatic life.
Other Factors
The five-year scenario could have other impacts beyond our control, including regulatory and stakeholder concerns. Examples are detailed below.
•	To our knowledge, no company has ever made an application for an oil sands project to develop all the resources in place during a five-year window. Rather, all applications, whether mining or in situ, are planned over an extended period of time. In our view, it would be extremely unlikely regulatory agencies involved in oil sands development approvals (e.g., “Alberta Environment” and the “Energy and Resources Conservation Board of Alberta”) would approve an application for this type of accelerated development.

•	Increased demand for construction labor to build a Central Processing Facility four-fold larger in an already tight northern Alberta labor market would add both cost and schedule risk to SAGD projects.

•	Key activists and stakeholders continue to encourage environmental industry and joint government regulatory associations to re-evaluate existing and planned regulations to minimize environmental impacts from the oil and gas industry. Issues of concern would likely increase from these stakeholders if the project plans of our extraction process put more stress on the surrounding ecosystem.

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C&DI 108.01
The sustained drilling of proved undeveloped well locations is an integral part of the project scope upon which the investment decision for these SAGD projects is based. As such, we do not envision a project could ever be sanctioned if sustaining wells which extend the development period well beyond the five-year period were excluded from the overall project definition. The investment in central processing facilities is several billion dollars. There would be significant “lost capital” if the development was prematurely terminated without developing the proved undeveloped reserves outside of the five-year window. That is, an investment decision to prematurely terminate the development project after the central facility is constructed and operational, but prior to developing the proved reserves that its economic viability is based on, would almost certainly result in a financial impairment. Since the sunk costs in the central facility is so great, the economics for the remaining well pairs outside the five-year window will be favorable. These factors support the case that it would be highly unlikely full field development would be prematurely terminated.
Summary Conclusion
SAGD development projects are designed to efficiently recover the resource within a certain geographical area. Sustaining wells are necessary to fully utilize the central facilities over a period of time that extends well beyond the five-year development period. These sustaining wells are an integral part of the scope of these projects and result in projects that are viable from economic, environmental, and regulatory-approval perspectives. Accelerating recovery of the resources associated for these projects to within a five-year development window would not, in our view, be viable.
In response to your request, I hereby acknowledge each of the following:
1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action on the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
June 11, 2010

An electronic version of this letter has been filed via EDGAR. In addition, we have provided a courtesy copy by mail.

Very truly yours, CONOCOPHILLIPS
/s/ Sigmund L. Cornelius
Sigmund L. Cornelius
Senior Vice President, Finance and Chief Financial Officer

cc:	Mr. James J. Mulva
  Chairman and Chief Executive Officer
Mr. James E. Copeland, Jr.
   Chairman of the Audit and
   Finance Committee
Mr. William E. Wade, Jr.
   Chairman of the Human Resources and
  Compensation Committee
Ms. Janet Langford Kelly, Esq.
   Senior Vice President, Legal,
   General Counsel and Corporate Secretary
Ms. Glenda M. Schwarz
   Vice President and Controller
Mr. Andrew R. Brownstein, Esq.
   Wachtell, Lipton, Rosen & Katz
Mr. Timothy T. Griffy
   Ernst & Young LLP
Mr. R. Dale Nijoka
Ernst & Young LLP